# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apollo Commercial Real Estate Finance, Inc., CIK 0001467760
CUSIP: 03762U105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 07/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 10,311,147; shared voting power 0; sole dispositive power 10,311,147; shared dispositive power 0; aggregate amount beneficially owned 10,311,147 (7.9% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,619,757; shared voting power 0; sole dispositive power 6,619,757; shared dispositive power 0; aggregate amount beneficially owned 6,619,757 (5.1% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Apollo Commercial Real Estate Finance, Inc.
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York 10019

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company (the "Newtyn Management ") and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE, and Newtyn Partners, LP, a Delaware limited partnership ("NP"). As of July 23, 2026, NTE held 6,619,757 of common stock (the "Common Stock"), of Apollo Commercial Real Estate Finance, Inc. (the "Issuer"), and NP held 3,691,390 Common Stock. Accordingly, as of July 23, 2026, Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of July 23, 2026, Newtyn Management may be deemed to beneficially own the 10,311,147 Common Stock held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 130,947,251 Common Stock issued and outstanding as of May 18, 2026, based on information reported by the Issuer in its Definitive Proxy Statement on Schedule 14-A filed with the Securities and Exchange Commission on May 29, 2026.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management, LLC - 10,311,147.00

Newtyn TE Partners, LP - 6,619,757.00
Percent of class:
Newtyn Management, LLC - 7.9 %

Newtyn TE Partners, LP - 5.1%
Sole power to vote or to direct the vote:
Newtyn Management, LLC - 10,311,147.00

Newtyn TE Partners, LP - 6,619,757.00
Shared power to vote or to direct the vote: Newtyn Management, LLC - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management, LLC - 10,311,147.00

Newtyn TE Partners, LP - 6,619,757.00
Shared power to dispose or to direct the disposition: Newtyn Management, LLC - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (07/30/2026)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (07/30/2026)